VIA EDGAR AND OVERNIGHT DELIVERY

March 2, 2007

United States Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549 -4561

Attn: Ms. Kathleen Collins

RE:	Innovative Solutions and Support, Inc.
Form 10-K for Fiscal Year Ended September 30, 2006
File No. 000-31157

Dear Ms. Collins:

On behalf of Innovative Solutions and Support, Inc. (the “Company”), we respond to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 5, 2007 (the “Comment Letter”), with respect to Form 10-K for Fiscal Year Ended September 30, 2006, filed by the Company with the Commission on December 7, 2006 (File No. 000-31157).

The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations Results of Operations

Liquidity and Capital Resources, page 22

1.                                      Clarify for us the nature of the significant increase in inventories at September 30, 2006. Tell us what portion of your inventory relates to air data products associated with the FAA’s RVSM mandate. If  material, clarify for us, how the Company determined that no adjustment was needed to write-down these amounts to reflect potential obsolescence, excess quantities and declines in market value given the fact that peak demand associated with this mandate has now been accommodated.

Response: The FAA’s RVSM mandate became effective on January 20, 2005. RVSM is a mandate to have equipment on board an aircraft that can accurately measure altitude so that aircraft flying in opposite directions, between 29,000 and 41,000 feet, can safely maintain 1,000 foot vertical separations. The Company sells Air Data equipment that provides accurate altitude measurements, which allows aircraft to be compliant with the RVSM mandate. In addition, the Company sells Air Data products, principally air data computers and altimetry systems, as replacement equipment for air transport, general aviation and military market segments. The replacement portion of Air Data sales is continuous and on-going in support of approximately 40,000 aircraft flying in the United States.

The $2.6 million increase in inventory in FY 2006 over FY 2005 was for both Air Data and Flat Panel Display products. Approximately $1.4 million of the increase specifically relates to satisfying three independent Department of Defense (DoD) requirements that would replace Solid State Barometric Altimeters (“SSBA”) on A-10 and F-16 USAF airplanes and on F-16 airplanes under a Foreign Military Sales agreement. These orders were initially expected in the fourth quarter of FY 2006 and, because of DoD initiatives to prioritize spending, these orders were delayed and are now expected in subsequent periods. Equipment that allows aircraft to be compliant with the RVSM mandate continues to be sold into this market.   The balance of the increase, $1.2 million, was primarily in anticipation of Flat Panel Display System orders for C-130 military airplanes and Boeing 757 and 767 commercial airplanes.

The Company continually reviews its physical inventory and compares actual inventory to part number requirements that are loaded into the Company’s Material Resource Planning (MRP) system. Part numbers that show no requirements are reviewed and written off if appropriate. The inventory levels reported on the Company’s balance sheet as of September 30, 2006 show active requirements, and as a result the Company determined no adjustment was needed.  None of this inventory is obsolete or has declined in value now that peak demand associated with the RVSM mandate has been accommodated.

Consolidated Statements of Operations, page 31

2.                                      We note that the Company enters into multiple element arrangements that include product sales and non-recurring engineering services. Tell us how you considered presenting separate line items for revenue earned from the sale of your products and services, as well as cost of revenue, in your consolidated statements of operations. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Response: Occasionally, the Company receives orders that encompass both non- recurring engineering services and hardware deliverables. The non-recurring engineering service portion of an order represents a small percentage of the total order. For example, in FY 2006 combined sales were $16.7 million and non-recurring engineering sales were $0.8 million, or 5% of the total. In FY 2005 combined sales totaled $63.3 million. Non-recurring engineering sales that year totaled $1.2 million, or 2% of the total. In FY2004 total sales were $46.1 million and non-recurring engineering sales were $0.9 million or 2% of the total.

Regulation S-X Rule 5-03 (b) (1), states that if income is derived from more than one of the sub captions described under §210.5-03.1, each class which is not more than 10% of the sum of the items may be combined with another class. The Company believes it is appropriate to aggregate sales as one line item based on the percentages discussed above. Additionally, because sales are presented as one line item, the Company believes it is also acceptable to aggregate cost of sales as one line item.

Note 3. Summary of Significant Accounting Policies

Revenue Recognition

3.                                      We note your disclosure on page 24 where you indicate that for multiple element arrangements, the Company allocates revenue to each deliverable based on fair value that is “established with the customer during contact negotiations.” Tell us how you considered paragraph 9 of EITF-00-21 in determining that such arrangements include multiple deliverables. Also, tell us how you considered paragraph 16 of EITF 00-21 which states, contractually stated prices in an arrangement with multiple deliverables should not be presumed to be representative of fair value. In this regard, explain how your determination of fair values based on customer negotiations complies with guidance. Furthermore, tell us when you recognize revenue for each element and explain your revenue recognition policy for multiple element arrangements if fair value of all elements does not exist.

Response: In determining whether an arrangement with multiple deliverables consists of more than one unit of accounting, the Company reviews the contract to ensure compliance with the guidelines as set forth in paragraph 9 of EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” Specifically, the Company determines that the delivered items should be considered a separate unit of accounting if all of the following criteria are met:

•                  The delivered items have value to the customer on a standalone basis.

•                  There is objective and reliable evidence of the fair value of the undelivered items.

•                  If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the Company’s control.

As stated in the Company’s filing, the first step in its analysis is to identify all of the deliverables in a contract and then determine whether each has value on a standalone basis. In the Company’s contracts with multiple deliverables, there are generally two deliverables. One is for non-recurring engineering services and the other for product or equipment. Each of these items has value on a standalone basis as each could be sold separately by a third party.

As it relates to step two of the Company’s analysis, in most, if not all of the cases, the non-recurring engineering services are fully delivered prior to any product or equipment sales being delivered. The product or equipment is the undelivered item and there is objective and reliable evidence of the fair value of any undelivered items.  The fair value of the delivered item, the non-recurring engineering services, is determined based on the residual method per paragraph 12 of EITF 00-21.

In complying with the guidance in paragraph 16 of EITF 00-21, the Company does not presume that the stated prices for the individual products/equipment are representative of fair value. The Company applies vendor-specific objective evidence, which includes (1) the price charged when the same element is sold separately or (2) for an element not yet being sold separately, the price established by management having the relevant authority with knowledge of the price being charged by competitors; it must be probable that the price, once established, will not change before the separate introduction of the element into the marketplace.

Finally, although the arrangement includes a general right of return, delivery of the products is considered probable and substantially in the Company’s control.

Once the Company has established that an arrangement with multiple deliverables consists of more than one unit of accounting, it determines how to recognize revenue for each deliverable.

The non-recurring engineering services revenue are recognized using the percentage-of- completion method. In accordance with SOP 81-1, “Accounting for Performance on Construction-Type and Certain Production-Type” Contracts,” percentage-of-completion method is an appropriate revenue recognition method because (1) there is an enforceable agreement between parties who can fulfill their obligations and (2) there are reasonably reliable estimates of total revenue, total cost, and the progress toward completion.

The Company recognizes revenue for products when the revenue is realized and earned and all of the following criteria are met per SOP 97-2 (refer to the responses to comment #4 below).

4.                                      We note your disclosures on page 24 and your reference to EITF 03-5. Do the Company’s products include software that is more than incidental to the products? If so, please explain how your accounting for such product sales complies with EITF 03-5 and SOP 97-2. If not, than please explain the reference to this guidance in your disclosures.

Response: Software is imbedded in the Company’s products and is more than incidental to the product. The Company’s reference to EITF Issue 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software,” was initially included to make the reader aware that the Company had reviewed the Issue along with SOP 97-2, “Software Revenue Recognition,” and used the guidance to determine applicability to the Company.

In reviewing the applicability of EITF Issue 03-5 and SOP 97-2 to its products, the Company considered indicators of whether software is incidental to a product as a whole, including whether the software is a significant focus of the marketing effort or is sold separately. The technology and engineering design of the products offered by the Company are the marketing focus. A customer purchasing one of the Company’s products recognizes the software it acquires is more than incidental to that product. The interest in acquiring the Company’s product is in the interoperability between the hardware and software as it combines to meet their specific objective.

Based on the considerations of the above guidance, the Company’s product sales (non-long term) should be accounted for under the guidance of SOP 97-2. Per SOP 97-2 revenue is recognized when all of the following criteria are met:

•                  Persuasive evidence of an arrangement exists;

•                  Delivery has occurred or services have been rendered;

•                  The seller’s price to the buyer is fixed or determinable; and

•                  Collectibility is reasonably assured.

The requirements of SOP 97-2 are consistent with the general requirements of SAB 104 noted above. As noted in SOP 97-2, software contracts may include post contract support and other related services. Although the Company’s product sales fall within the scope of SOP 97-2, the current product sales transactions do not include post contract support and other related services. As such, these portions of SOP 97-2 are not applicable to the Company. For product sales, the Company recognizes revenue upon shipment from the corporate warehouse when each of the above criteria of SOP 97-2 is met.

In future filings, the Company will revise its disclosure to clarify its accounting for such product sales in accordance with EITF 03-5 and SOP 97-2. The Company proposes the following language: The Company accounts for transactions with software that is more than incidental to the products under SOP 97-2, “Software Revenue Recognition,” and EITF Issue 03-5, “Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition, to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software.” Accordingly, revenue is recognized when all of the following criteria are met:

•                  Persuasive evidence of an arrangement exists;

•                  Delivery has occurred or services have been rendered;

•                  The seller’s price to the buyer is fixed or determinable; and

•                  Collectibility is reasonably assured.

Note 8. Notes Payable, page 42

5.                                      Clarify for us why the current and long-term portion of the notes payable to Chester County Pennsylvania Industrial Development Authority have not changed since inception of the loan. Tell us how the Company has determined the current and long-term portion at September 30, 2006 and 2005, respectively and the 5-year schedule of maturities included in note 8 to the audited financial statements. Tell us whether there have been any amendments to the loan that have effected the Company’s repayment requirement.

Response: The Company’s loan agreement with the Chester County, Pennsylvania Industrial Development Authority was funded with Industrial Development Bonds in the amount of $4,335,000. The loan agreement includes an “optional redemption schedule” that allows the Company the option of forgoing any principal pay-down until such time the bonds expire in 2015. The Company has exercised its option not to pay-down the outstanding balance. The $100,000 current portion of notes payable on the balance sheet represents the optional pay-down in year one, and the balance of $4,235,000 is the long-term portion of the notes payable. The five year schedule of maturities shown on the balance sheet uses the optional redemption schedule amounts for years one through five with the balance shown as “thereafter.”

After further consideration, the Company has determined that the first year pay-down of $100,000 in the option redemption schedule should be classified as long-term unless the Company believes it will be remitting payment within one year from the balance sheet date.

In future filings (beginning with our Form 10-Q for Quarterly Period Ended March 31, 2007), we intend to change the classification of the notes payable to include the full amount of $4,335,000 as long-term note payable on the balance sheet. We will reclassify all periods presented to conform to the current period presentation and disclose such reclassification of prior years in the notes to the financial statements and elsewhere in Form 10-Q.

The $100,000 reclassification is approximately 2% and 1% of total current liabilities and total liabilities, respectively and the reclassification does not have a significant impact on working capital. Additionally, the reclassification has no impact on the financial covenants associated with the note payable agreement as the lender suspended the existing covenants through the fiscal quarter ending on June 30, 2008.

We will address the impact of the reclassification in Form 10-Q and future filings as follows:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reclassification

The balance sheet as of September 30, 2006 presented has been reclassified to include the $100,000 optional first-year pay down as long-term debt. For fiscal 2006, the impact of the reclassification was a decrease to current portion of notes payable of $100,000 and a corresponding increase to long-term notes payable of $100,000. The reclassification does not have a significant impact on working capital and has no impact on the financial covenants associated with the notes payable agreement as the lender suspended the existing covenants through the fiscal quarter ending on June 30, 2008.

We will address the impact of the reclassification in Form 10-K for the Fiscal Year ended September 30, 2007  as follows:

Footnote 3. Summary of Significant Accounting Policies

Reclassification

The balance sheet as of September 30, 2006 presented has been reclassified to include the $100,000 optional first-year pay down as long-term debt. For fiscal 2006, the impact of the reclassification was a decrease to current portion of notes payable of $100,000 and a corresponding increase to long-term notes payable of $100,000. The reclassification does not have a significant impact on working capital and has no impact on the financial covenants associated with the notes payable agreement as the lender suspended the existing covenants through the fiscal quarter ending on June 30, 2008.

Footnote 8. Notes Payable

The Company entered into a $4,335,000 loan agreement dated August 1, 2000 with the Chester County, Pennsylvania Industrial Development Authority. The purpose of the loan was to fund the construction of the Company’s new office and manufacturing facility. The loan matures in 2015 and carries an interest rate set by the remarketing agent that is consistent with 30-day tax-exempt commercial paper. The loan agreement includes an optional redemption schedule that allows the Company the option of foregoing any principal pay-down until such time the bonds expire in 2015. The Company has exercised its option not to pay-down the outstanding balance and, accordingly, the balance of the notes payable will be due in 2015.

If you have any questions, please feel free to contact Henry N. Nassau at 215.994.2138 or the undersigned at 215.994.2621.  Thank you for your cooperation and attention to this matter.

Sincerely,

Stephen M. Leitzell, Esq.

cc:	Geoffrey S. M. Hedrick
James J. Reilly
Henry N. Nassau, Esq.